UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File Number: 001-53087

IAO KUN GROUP HOLDING COMPANY LIMITED

(Translation of registrant’s name into English)

Alameda Dr. Carlos D’ Assumpcao No: 181-187
Centro Comercial do Grupo Brilhantismo

12 Andar T, Macau
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

As previously disclosed in the Securities and Exchange Commission filings of Iao Kun Group Holding Company Limited (the “Company”), on September 13, 2016, Sang Heng Gaming Promotion Company Limited (“Sang Heng”) and Sang Lung Gaming Promotion Company Limited (Sang Lung”), each of which is a promoter for the Company in Macao, received a letter from Galaxy Casino Company Limited (“Galaxy Casino”) notifying them of the default of the obligations to repay the lines of credit amounting to HKD312,000,000 (approximately US$ 40.3 million) pursuant to the credit agreements dated January 1, 2016 entered into with each of Sang Heng and Sang Lung. The lines of credit for Sang Heng and Sang Lung are guaranteed by Mr. Lam or Mr. Vong and are secured by their personal checks and a deposit paid by Mr. Lam.

On December 12, 2016, the first civil court of the Macao Special Administrative Region Court of First Instance publicly announced that Sang Heng was summoned by such court to respond to a request for bankruptcy filed by Galaxy Casino in connection with its desire to liquidate Sang Heng. Sang Heng is required to respond to the summons within 30 days from the date of the second and last publication of the notice. The Company has engaged counsel in Macao to handle the matter and to defend the claim against Sang Heng and Sang Lung.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 16, 2016	IAO KUN GROUP HOLDING COMPANY LIMITED

By: /s/ Yip Cheuk Fai
Name: Yip Cheuk Fai
Title: Chief Financial Officer